NORTHERN LIGHTS FUND TRUST III

James Colantino

Assistant Treasurer

Direct Telephone: (631) 470-2603

Fax: (631) 470-2701

E-mail: jim.colantino@ultimusfundsolutions.com

September 7, 2021

VIA EDGAR (Correspondence Filing)

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn : Christina DiAngelo Fettig

(202) 551-6963

RE: Northern Lights Fund Trust III (the “Registrant”)

File No. 811-22655

Dear Christina:

On behalf of the Registrant, this letter responds to the comment you provided to James Colantino with respect to the above-referenced Trust.

Northern Lights Fund Trust III – Centerstone 3/31/21 N-CSR; Newfound Risk Managed US Growth Fund 3/31/21 N-CSR; Marathon Value Portfolio 3/31/21 N-CSR

Comment 1:	Please explain the reason why these N-CSR filings were late.
Response:

Form N-CSR is required to be filed no later than 10 days after the transmission of the shareholder report, which under Rule 30e-1 should occur within 60 days after period end. In the case of these March 31, 2021 financial reports, day 60 occurred on Sunday, May 30 followed by Memorial Day on May 31. As is the case with other SEC regulatory filings, such as Form N-CEN and Form N-PORT, it was our understanding that if a due date fell on a holiday or weekend you were permitted until the next business day to remain in compliance with respect to Rule 30e-1. This would have resulted in a due date of June 10 for the Form N-CSRs, which is the day the above listed funds were filed with the SEC.

Based on our discussion, we have modified our reporting calendar to reflect due dates for Form N-CSRs of no later than day 70 following period end with shareholder reports being transmitted by day 60. Should day 70 fall on a holiday or weekend, we would be permitted to file the next business day and remain in compliance.

Please contact me at (631) 470-2603 if you should require any further information.

Sincerely,

/s/ James Colantino

Assistant Treasurer

Northern Lights Fund Trust III